Filed by VaxGen, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Raven biotechnologies, inc.
Registration Statement File No. 333-148312
VaxGen Reports Financial Update
South San Francisco, Calif. — March 6, 2008 — VaxGen Inc. (Pink Sheets: VXGN.PK), a biopharmaceutical company, today reported its year end financial results and more recent cash balance, with a view to ensuring that stockholders have the most current financial information ahead of voting on the company’s proposed merger with Raven biotechnologies inc. VaxGen’s Board of Directors has set March 28, 2008 as the date for the Special Meeting of Stockholders to vote on the proposed merger.
Specifically, VaxGen announced the following:
•	Cash, cash equivalents and investment securities at December 31, 2007 totaled $71.6 million, or $40.1 million net of the $31.5 million face amount of convertible debt outstanding at that time.

•	Cash, cash equivalents and investment securities at the most recent month end of February 29, 2008 totaled $64.9 million. Net of outstanding convertible debt on that date at face amount, the February month end balance was $34.9 million.

•	The company recorded a non-cash asset impairment charge of $10.7 million in its 2007 financial statements, which included a reduction in the book value of its manufacturing facility from $16.2 million to $10.0 million. This reduction reflects management’s current best estimate of fair market value. VaxGen has not yet received an offer for the manufacturing facility and there can be no guarantee that the company will succeed in entering into a transaction at this reduced value, or indeed at all. VaxGen expects to file its 2007 financial statements with the Securities and Exchange Commission on Form 10-K on or before March 17, 2008.
“VaxGen’s management and Board are looking forward to the upcoming stockholder vote and are optimistic about the potential of the combined company. We believe the merger represents the best opportunity for our stockholders,” said James P. Panek, VaxGen President and CEO. “Some stockholders have suggested liquidation as an alternative to the proposed merger with Raven. However, the expenses and liabilities associated with terminating operations, including the termination of the nearly nine years of remaining facility lease obligation, would greatly diminish the amount of cash available for return to stockholders. Moreover, any potential liquidation proceeds would only be returned following a very extensive and time consuming process, one which could take one to two years to complete. We strongly encourage stockholders to vote in favor of the merger.”

About VaxGen
VaxGen is a biopharmaceutical company based in South San Francisco, California. The company owns a state-of-the-art biopharmaceutical manufacturing facility with a 1,000-liter bioreactor that can be used to make cell culture or microbial biologic products. For more information, please visit the company’s web site at www.vaxgen.com.
About Raven
Raven biotechnologies, inc. is a privately held biotechnology company focused on the development of monoclonal antibody therapeutics for treating cancer. Raven’s lead product candidate, RAV12, targets adenocarcinomas and is in clinical development for the treatment of gastrointestinal and other cancers. Raven, which is based in South San Francisco, California, has identified multiple candidate therapeutic MAbs for many cancer indications including lung, colon, pancreatic, prostate, breast, brain, and ovarian cancer. Please visit www.ravenbio.com for more information about Raven biotechnologies inc.
Note: This press release contains “forward-looking statements” within the meaning of the federal securities laws. These forward-looking statements include, without limitation, the benefits of the proposed merger, the business potential of the combined company as well as any potential non-cash impairment charge related to VaxGen’s facility. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those anticipated. Additional information concerning these and other risk factors is contained in VaxGen’s Annual Report on Form 10-K for the year ended December 31, 2006,the most recently filed Quarterly Report on Form10-Q and the Form S-4 filed on February 6, 2008. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date of this release. VaxGen and Raven undertake no obligation to update publicly any forward-looking statements to reflect new information, events, or circumstances after the date of this release except as required by law.
Additional Information and Where to Find It
VaxGen has filed a registration statement on Form S-4, and a related proxy statement/prospectus, in connection with the merger. Investors and security holders are urged to read the registration statement on Form S-4 and the related proxy statement/prospectus because they will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by contacting VaxGen Investor Relations at the email address: ir@vaxgen.com.
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
VaxGen, Raven and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of VaxGen in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction is included in the proxy statement/prospectus described above. Additional information regarding the directors and executive officers of VaxGen is also included in VaxGen’s definitive proxy statement for its 2007 Annual Meeting of Stockholders which was filed with the SEC on November 21, 2007 and its Annual Report on Form 10-K for the year ended December 31, 2006, which was filed with the SEC on August 30, 2007. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at VaxGen as described above.
Contact:
Matthew Pfeffer
VaxGen, Inc.
(650) 624-2400

- FINANCIAL CHARTS TO FOLLOW -
Selected Consolidated Financial Information
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	(Unaudited)
	Year Ended December 31,
	2007	2006
Revenues:
Research contracts, grants and other services	$5,011	$13,205
Related party services	—	1,631

Total revenues	5,011	14,836

Operating expenses:
Research and development	19,653	49,001
General and administrative	20,437	27,683
Impairment of property and equipment	10,681	—
Restructuring	5,374	—

Total operating expenses	56,145	76,684

Loss from operations	(51,134)	(61,848)

Other income (expense):
Interest expense	(2,447)	(2,470)
Interest income and other	4,681	2,239
Valuation adjustments	4,720	(5,295)
Equity in loss of affiliate	—	(5,290)
Gain on foreign currency transactions	—	7,454
Gain on sale of investment in affiliate	—	104,012

Total other income, net	6,954	100,650

Income (loss) before taxes	(44,180)	38,802
Income taxes	—	1,210

Net income (loss)	$(44,180)	$37,592

Net income (loss) per share, basic and diluted	$(1.33)	$1.15

Weighted average shares used in computing basic and diluted net income (loss) per share:
Basic	33,107	32,723

Diluted	33,107	32,797

CONSOLIDATED BALANCE SHEET
(in thousands, except share and per share data)

	(Unaudited)
	December 31,
	2007	2006
Assets
Current assets:
Cash and cash equivalents:
Cash and commercial paper	$64,726	$18,697
Reverse repurchase agreements	—	54,378

Total cash and cash equivalents	64,726	73,075
Investment securities	6,889	24,668
Accounts receivable	199	516
Unbilled accounts receivable	—	7,164
Due from related party	—	284
Prepaid expenses and other current assets	1,167	2,544

Total current assets	72,981	108,251
Property and equipment, net	10,806	28,417
Restricted cash	1,556	2,895
Other assets	4,622	2,497

Total assets	$89,965	$142,060

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$2,151	$4,660
Accrued and other current liabilities	2,326	5,553
Derivative liability	3,500	8,220
Due to related party	—	57

Total current liabilities	7,977	18,490
Convertible senior subordinated notes	30,679	30,321
Deferred rent and other liabilities	4,270	4,188

Total liabilities	42,926	52,999

Stockholders’ equity:
Preferred stock, $0.01 par value, 19,979,500 shares authorized; none issued or outstanding	—	—
Common stock, $0.01 par value, 65,000,000 shares authorized; 33,106,523 shares issued and outstanding	331	331
Additional paid-in capital	301,378	299,226
Accumulated deficit	(254,678)	(210,498)
Accumulated other comprehensive income	8	2

Total stockholders’ equity	47,039	89,061

Total liabilities and stockholders’ equity	$89,965	$142,060

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